August 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southern States Bancshares, Inc.

Registration Statement on Form S-1 (as amended)

File No. 333-257915

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), as representatives of the several underwriters of the proposed initial public offering of the common stock of Southern States Bancshares, Inc. (the “Company”) we hereby respectfully join the Company’s request that the effective date of the above referenced Registration Statement on Form S-1 (File No. 333-257915) be accelerated by the U.S. Securities and Exchange Commission to 5:00 P.M., Eastern Time, on Wednesday, August 11, 2021, or as soon thereafter as practicable on such date.

Pursuant to Rule 460 under the Act, and in connection with the foregoing, we wish to advise you that the underwriters have distributed approximately 970 copies of the preliminary prospectus dated July 30, 2021, through the date hereof, to prospective underwriters, institutional investors, dealers, and others.

The undersigned, as representatives of the several underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above issue.

Respectfully,

Keefe, Bruyette & Woods, Inc.
Truist Securities, Inc.

KEEFE, BRUYETTE & WOODS, INC. as Representative of the several Underwriters

By:	/s/ Michael Garea
Name: Michael Garea
Title: Managing Director

TRUIST SECURITIES, INC. as Representative of the several Underwriters

By:	/s/ Blake Jones
Name: Blake Jones
Title: Managing Director